NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade Pennsylvania
Municipals

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade Pennsylvania Municipals (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   5,654,842              Against   103,583

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   3,484,130              Against   166,181

    (4) Inapplicable